SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025558

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
181
SECTION

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 33-34149


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

Exhibit Index on Page 19

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.
99.2	Certification Pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chairman and Chief Executive Officer of Bob Evans Farms, Inc.)	Page 22
99.3	Certification Pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer of Bob Evans Farms, Inc.)	Page 23

Audited Financial Statements and Supplemental Schedules

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

December 31, 2002 and 2001 and the Year Ended December 31, 2002
with Report of Independent Auditors

Bob Evans Farms, Inc. and Affiliates
401(k) Retirement Plan

Audited Financial Statements and Schedules

December 31, 2002 and 2001 and the Year Ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

Report of Independent Auditors

Participants of the
Bob Evans Farms, Inc. and Affiliates 401(k)
Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 6, 2003
Columbus, Ohio

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Cash and short-term investments	$ **731,270**	$ 502,190
Investments, at fair value	**92,843,591**	100,610,429
Total assets held for investment	**93,574,861**	101,112,619
Receivables:		
Contributions from employer	**3,589,961**	3,958,877
Contributions from employees	**-**	556,875
Accrued interest receivable	**283**	56,285
Total receivables	**3,590,244**	4,572,037
Net assets available for benefits	$ **97,165,105**	$ 105,684,656

See accompanying notes.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:	
Employer contributions	$ 3,718,279
Employee contributions	9,003,616
Interest and dividend income	2,094,548
Net depreciation in fair value of investments *(Note 4)*	(14,179,489)
	636,954
Deductions:	
Administrative expenses	570,164
Benefits paid directly to participants	7,862,829
Transfer to another qualified plan	723,512
	9,156,505
Net decrease	(8,519,551)
Net assets available for benefits at beginning of year	105,684,656
Net assets available for benefits at end of year	$ 97,165,105

See accompanying notes.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2002

1. Significant Accounting Policies

Valuation of Investments

Investments are stated at fair value. The shares of registered investment companies and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses of the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan (the Plan) are borne by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions.

2. Description of the Plan (continued)

General

The Plan is a contributory defined contribution retirement plan which enables substantially all full-time employees of Bob Evans Farms, Inc. and affiliates (the Company), who have at least 1,000 hours of credited service and are age nineteen or older, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Each year, participants may contribute up to 25% of pretax annual compensation but not more than the limit set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified plans. The Plan also provides for a discretionary Company contribution. Each year the Board of Directors determines an amount that the Company may contribute as the Company's match or base contribution to the Plan. This amount cannot exceed the maximum amount deductible for federal income tax purposes. Matching contributions are made in the proportion of the participants' deferred compensation. The base contribution is allocated to all participants equally. Forfeitures resulting from unvested benefits of the employer matching fund are used to reduce present and future employer matching contributions.

Upon enrollment, a participant may direct employee and employer match contributions to ten different investment funds offered by the Plan. The Plan's assets are held at Wilmington Trust Company. Investment of the employer base contributions are directed by the Company.

Vesting

Participants are immediately vested in their contributions, the employer base contributions, and former profit sharing contributions, plus actual earnings thereon. Vesting in the Company match portion of their accounts, plus actual earnings thereon, is based on years of continuous service. Participants are twenty percent vested after two years and graduating to one hundred percent vested after six years of credited service.

2. Description of the Plan (continued)

Benefits

Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by and allocated to them as described above, and their allocable share of the income and expenses of the Plan. Benefits are generally payable upon the employee's death, retirement, disability, or termination and are paid through lump sum distributions.

Benefit amounts which have been approved and processed for payment, but have not yet been paid were $6,954,207 at December 31, 2002 and $8,008,677 at December 31, 2001.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.

3. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500.

	December 31	
	2002	**2001**
Net assets available for benefits per the financial statements	**$ 97,165,105**	$105,684,656
Less: Amounts allocated to withdrawn participants	**(6,954,207)**	(8,008,677)
Net assets available for benefits per the Form 5500	**$ 90,210,898**	$ 97,675,979

3. Differences Between Financial Statements and Form 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002.

Benefits paid to participants per the financial statements	$ 7,862,829
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2002	6,954,207
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2001	(8,008,677)
Benefits paid to participants per the Form 5500	$ 6,808,359

4. Investments

The Plan's investments are held by a bank administered trust fund. During 2002, the Plan's investments (including investments bought, sold, exchanged, as well as held during the year) appreciated (depreciated) in fair value as follows:

Corporate stocks	$ (595,969)
Mutual funds	(13,583,520)
	$ (14,179,489)

4. Investments (Continued)

The fair value of individual investments that represent 5 percent or more of the Plan's net assets available for benefits are as follows:

	December 31	
	2002	**2001**
Bob Evans Farms, Inc. common stock	**$ 9,451,823**	$ 9,559,769
American Funds EuroPacific Growth Fund	**	11,385,318
Bond Fund of America Fund	**6,813,096**	8,643,166
Cash Management Trust of America	**11,530,353**	10,021,474
Franklin Templeton Moderate Target Fund	**12,713,959**	11,485,100
Fundamental Investors Inc.	**8,913,725**	9,815,656
Europacific Growth Fund	**7,516,057**	**
Asset Allocation Fund	**25,303,333**	**

** Fair values did not represent 5% or more of the Plan's net assets available for benefits.

5. Transactions with Party-In-Interest

The Plan owned 404,789 and 389,083 shares of the Company's common stock at December 31, 2002 and 2001, respectively. The current market value of stock represents the closing bid price for the shares at year-end. The accumulated appreciation of the fair value of the Company stock over cost was $1,296,786 at December 31, 2002. Cash dividends received from the Company for the year ended December 31, 2002 were $173,897.

6. Nonparticipant-Directed Investments

Historically, fund allocations in the Base Asset Allocation Fund have been nonparticipant-directed. With the exception of the Company base contributions, participants are permitted to reallocate funds in the Base Asset Allocation Fund into any of the existing investment options. The Plan does not maintain records of the segregation of funds in the Base Asset Allocation Fund between nonparticipant-directed and participant-directed. Information about the net assets and significant components of changes in net assets related to the Base Asset Allocation Fund is as follows:

	December 31	
	2002	**2001**
Investments, at fair value:		
Base Asset Allocation Fund		
Mutual funds	**$25,303,333**	$35,246,035
	$25,303,333	$35,246,035

	Year Ended December 31, 2002
Change in net assets:	
Contributions	**$ 1,437,348**
Investment losses, net	**(4,961,231)**
Distributions	**(2,288,971)**
Intraplan transfers, net	**(4,129,848)**
	$(9,942,702)

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Schedule H, Line 4i - Schedule of Assets Held
for Investment Purposes at End of Year

December 31, 2002

EIN # 31-442186
Plan #: 001

Description	Face Value or Number of Shares	Cost	Current Value
Cash and Short-Term Investments			
Wilmington Trust Co Short-Term Investment Fund	731,270	$ 731,270	$ 731,270
		731,270	731,270
Corporate Stock			
Bob Evans Farms, Inc	404,789	10,606,159	9,451,823
		10,606,159	9,451,823
Mutual Funds			
American Funds EuroPacific Growth Fund	327,212	8,778,266	7,516,057
Bond Fund of America Fund	536,464	6,515,778	6,813,096
Cash Management Trust of America	11,530,353	11,530,353	11,530,353
Franklin Templeton Growth Target Fund	504,064	5,487,700	4,652,515
Franklin Templeton Conservative Target Fund	176,432	1,881,331	1,801,373
Franklin Templeton Moderate Target Fund	1,303,996	13,750,796	12,713,959
Fundamental Investors Inc.	400,977	10,815,210	8,913,725
SSgA S&P 500 Index Fund	285,827	5,288,353	4,147,357
Asset Allocation Fund	*	30,015,694	25,303,333
		94,063,481	83,391,768

* Fund consists of multiple individual funds with various numbers of shares.

Total Assets Held for Investment Purposes At End of Year		$105,400,910	$ 93,574,861

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2002

EIN: 31-442186
Plan: 001

Asset Description	Purchase Price	Selling Price	Cost of Asset	Fair Value on Transaction Date	Net Gain (Loss)
There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2002.					
Category (iii)—A Series of Transactions in Excess of 5% of Plan Assets					
Asset Allocation Fund	$ –	$ 6,137,065	$ 6,580,070	$ 6,137,065	$ (443,005)

<u>SIGNATURES</u>

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOB EVANS FARMS, INC. AND AFFILIATES 401K RETIREMENT PLAN



Date: June 27, 2003

By: ______________________

R. Lindsay Borden
Chairman of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan Committee (also known as the Deferral Plan Committee)

BOB EVANS FARMS, INC. AND AFFILIATES
401K RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2002

INDEX TO EXHIBITS

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-34149) pertaining to the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan of our report dated June 6, 2003, with respect to the financial statements and schedules of the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Columbus, Ohio
June 27, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
TITLE 18, UNITED STATES CODE, SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the fiscal year ended December 31, 2002 as filed on behalf of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (the "Plan") with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned R. Lindsay Borden, Chairman of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan Committee (also known as the Deferral Plan Committee), certifies, pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



R. Lindsay Borden
Chairman of the Bob Evans Farms, Inc. and
Affiliates 401K Retirement Plan Committee
(also known as the Deferral Plan Committee)

June 27, 2003

Exhibit 99.2

CERTIFICATION PURSUANT TO
TITLE 18, UNITED STATES CODE, SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the fiscal year ended December 31, 2002 as filed on behalf of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (the "Plan") with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Stewart K. Owens, Chairman and Chief Executive Officer of Bob Evans Farms, Inc., certifies, pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Stewart K. Owens
Chairman and Chief Executive Officer of
Bob Evans Farms, Inc.

June 27, 2003

9276784

Exhibit 99.3

CERTIFICATION PURSUANT TO
TITLE 18, UNITED STATES CODE, SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the fiscal year ended December 31, 2002 as filed on behalf of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (the "Plan") with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Donald J. Radkoski, Chief Financial Officer of Bob Evans Farms, Inc., certifies, pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Donald J. Radkoski
Chief Financial Officer of Bob Evans Farms, Inc.

June 27, 2003

92767RR